Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a press release dated February 23, 2026 by Xanadu Quantum Technologies Inc. (“Xanadu”) announcing the board of directors of Xanadu Quantum Technologies Limited (“NewCo”) and in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and NewCo is discussed.

Xanadu Nominates Experienced Global Business Leaders to its Board of Directors

New board nominees Glenda Dorchak, Eliot Pence, Michelle Reynolds, and The Hon. Heidi Shyu, in addition to Christian Weedbrook and Bill Fradin, bring deep experience across global corporate leadership, public markets and finance, operations, and defense and technology.

TORONTO, ON – February 23, 2026 – Xanadu Quantum Technologies Inc. (“Xanadu”), a leading photonic quantum computing company, and Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company, today announced the proposed nomination of:

●	Glenda Dorchak, former public company Chief Executive Officer and Chairman of several companies and current board member of GlobalFoundries and Cerebras;

●	Eliot Pence, Founder of Dominion Dynamics and former global growth leader at Anduril Industries;

●	Michelle Reynolds, Chief Accounting Officer & Treasurer, Vice President at Reddit, Inc.; and

●	The Honorable Heidi Shyu, former U.S. Under Secretary of Defense for Research & Engineering and former U.S. Assistant Secretary of the Army for Acquisition, Logistics and Technology,

as directors of Xanadu Quantum Technologies Limited (“NewCo”), the post-closing public company, in connection with the previously announced business combination.

Xanadu’s Founder and Chief Executive Officer, Christian Weedbrook, and Crane Harbor’s Chief Executive Officer, Bill Fradin, will also sit on NewCo’s Board of Directors following the completion of the business combination.

The board nominations come as Xanadu advances its previously announced business combination with Crane Harbor and NewCo, which is expected to trade on the Nasdaq and the Toronto Stock Exchange under the ticker symbol “XNDU”, respectively, following the closing of the business combination, subject to approval of such stock exchanges and other customary conditions in connection with the business combination.

“The addition of these new independent directors will further strengthen our Board as we enter the next phase of our evolution into a public company,” said Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “Glenda, Eliot, Michelle, and Heidi each bring deep experience and expertise across global governance, public markets, finance, operations, and technology, areas that will be mission-critical to Xanadu’s success as we continue to scale our category-defining company. Bringing on independent directors of this caliber is a resounding endorsement for our company, and we will benefit greatly from their collective skillsets and expertise as we continue to make quantum computing an achievable and scalable reality.”

The proposed transaction is expected to close in the first quarter of 2026, subject to the Registration Statement being declared effective by the SEC, the approval by Crane Harbor and Xanadu shareholders, and the satisfaction of other customary closing conditions.

Please see below for further details on the background and deep experience of the post-merger board nominees.

Glenda Dorchak

Glenda Dorchak is a seasoned global executive and former public company Chief Executive Officer and Chairman who now serves as a trusted advisor and board member to leading public and private technology companies. With senior leadership experience at IBM, Intel, and Spansion, she brings deep strategic, operational, and governance expertise to the boardroom. She has served on more than a dozen boards, with significant experience in corporate governance, strategic growth, M&A, and stakeholder management.

Glenda currently serves on the boards of GlobalFoundries, a leading semiconductor foundry, and Cerebras, a private generative AI semiconductor and services company. Her prior board roles include Mellanox Technologies (acquired by NVIDIA), Quantenna Communications (acquired by ON Semiconductor), and Ansys (acquired by Synopsys).

Earlier in her career, she was Vice President and Chief Operating Officer of Intel’s Communications Group, Chairman and Chief Executive Officer of Intrinsyc Software, and Vice Chairman and Chief Executive Officer of VirtualLogix, which was acquired by Red Bend. She also served as Executive Vice President and General Manager Global Business at Spansion, a flash memory public semiconductor company.

Eliot Pence

Eliot Pence is a builder of frontier defense and industrial companies. He founded Dominion Dynamics, a defense firm working to establish sovereign capability in aerospace, autonomy, and command-and-control, in 2025.

Prior to Dominion Dynamics, he was the Chief Business Officer at Osmo, from 2024 to 2025, and Cambium Biomaterials, from 2022-2024, leading government and enterprise go-to-market efforts to translate frontier R&D into deployable platforms.

From 2018 to 2022, Eliot led global growth at Anduril Industries, joining as one of the company’s very first business development hires and playing a central role in building it into one of America’s most consequential defense technology companies. He created Anduril’s international go-to-market strategy from scratch, bootstrapped overseas growth, and built teams across three continents—shaping how Anduril scaled as a global defense prime. Prior to Anduril, he was a senior director at McLarty Associates, the Washington, D.C.–based advisory firm. He serves on the U.S. Trade Representative’s Advisory Committee and the Yale University President’s Council on International Activities.

Michelle Reynolds

Michelle Reynolds is an experienced finance executive with deep expertise in accounting, capital markets, and public company leadership. She has led two Initial Public Offerings (“IPOs”) and brings significant experience across financial reporting, U.S. Securities and Exchange compliance, treasury management, and strategic finance.

Michelle currently serves as Chief Accounting Officer & Treasurer, Vice President at Reddit, Inc., where she oversees global accounting and treasury functions and plays a key role in executive leadership, business transformation, and strategic financial management. Michelle has extensive experience guiding companies through IPO readiness and execution, capital allocation, and the complexities of operating in the public markets. She is known for building and leading high-performing finance teams and driving operational excellence across the financial statement close process, technical accounting, and regulatory reporting.

Throughout her career, she has led business process transformation initiatives, strengthened internal controls, and executed complex cross-functional projects that support scalable growth.

Michelle has served on the FASB Public Markets Advisory Committee since 2025.

The Honorable Heidi Shyu

The Honorable Heidi Shyu is a nationally recognized defense and technology leader and the Chief Executive Officer of Hon Heidi Shyu, LLC. She currently serves on several corporate and advisory boards.

From 2021 to 2025, Heidi served as the U.S. Under Secretary of Defense for Research & Engineering, acting as the Chief Technology Officer for the U.S. Department of Defense (“DoD”). In that role, she was responsible for ensuring the technological superiority of the U.S. military and oversaw research, development, and prototyping activities across the DoD enterprise, including the Defense Advanced Research Projects Agency, the Missile Defense Agency, and the DoD laboratory and engineering centers.

Previously, Heidi served as the U.S. Assistant Secretary of the Army for Acquisition, Logistics and Technology, where she was the Army Acquisition Executive, Senior Procurement Executive, Science Advisor to the Secretary of the Army, and the Army’s Senior Research and Development official. Earlier in her career, she held senior leadership roles at Raytheon, including Vice President of Technology Strategy for Space & Airborne Systems.

Heidi is a member of the National Academy of Engineering and an AIAA Honorary Fellow, and is the recipient of numerous distinguished public service and civilian leadership awards.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (“Crane Harbor”) (Nasdaq: CHAC), a publicly traded special purpose acquisition company. The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Crane Harbor Acquisition Corp

Crane Harbor Acquisition Corp is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly filed a registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been publicly filed and declared effective by the SEC, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; the expected ticker symbol of the combined company; the expected timing of the closing of the proposed transaction; the expected capitalization of the combined company following the proposed transaction; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; and the composition of the board of directors of the combined company following the proposed transaction.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology which faces significant technical challenges and may not achieve commercialization or market acceptance; that quantum computing does not become an important part of the global compute ecosystem; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this press release or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

Press Contact:
press@xanadu.ai

Investor Relations:
investors@xanadu.ai